Exhibit 99.4

IMPERIAL CHEMICAL INDUSTRIES PLC

Annual Report and Accounts for the year to 31 December 2002

A copy of the above document has been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 020 7676 1000